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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X    Form 40-F
                            -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes         No    X
                      -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - August 8, 2006 - Converium reports a strong financial performance in the second quarter of 2006.

In the second quarter of 2006 Converium produced net income of USD 62.5 million. The quarterly highlights included:

     o Shareholders' equity of USD 1,796.1 million as of June 30, 2006, up USD 142.7 million or 8.6% compared with December 31, 2005;

     o Return on shareholders' equity of 14.6%, up from 11.4% in the second quarter of 2005;

     o A solid underwriting performance, with a non-life combined ratio of 99.8% and segment income of ongoing operations of USD 69.0 million;

     o    Favorable   prior  accident   years'   developments,   for  the  fifth
          consecutive quarter, resulting in a net positive impact on the technical result of USD 19.4 million;

     o The successful and faster than expected progression of the North American run-off and commutation strategy, leading to a total reduction of net reserves in the Run-Off segment of USD 185.6 million to USD 1,012.2 million, and a benefit to the technical result from commutations of USD 30.7 million;

     o Net investment income of USD 84.7 million or an average annualized net investment income yield of 4.7%; o Strong July 1 non-life treaty renewals, with renewed business growing by 41.3%.


Inga Beale, Chief Executive Officer, commented: "I am very pleased with another quarter of strong financial performance by Converium. The results reflect the profitable execution of our North American run-off and commutation strategy, favorable prior-year developments and a solid underlying underwriting performance."

Inga Beale added: "Converium continues to regain strength and stability, as recognized by Standard & Poor's in their recent assignment of a positive outlook on our ratings. This is a major step forward for us and augurs well for the future. We will continue to work diligently towards meeting Standard & Poor's requirements for an upgrade at the earliest possible date."

Key metrics (USD, unless noted)

                                                                                Three months           Six months
                                                                                   ended              ended
                                                                               June 30, 2006         June 30, 2006

o        Gross premiums written                                                  474.7 million       1,130.0 million
o        Income before taxes                                                     71.4 million        139.9 million
o        Pre-tax operating income(1)                                             84.0 million        156.7 million
o        Ongoing total segment income(2)                                         69.0 million        140.1 million
o        Net income                                                              62.5 million        124.1 million
o        Ongoing non-life combined ratio(3)                                      99.8%               97.0%
o        Average annualized net investment income yield (pre-tax)                4.7%                4.4%
o        Shareholders' equity                                                                        1,796.1 million
o        Return on shareholders' equity (annualized)                             14.6%               15.0%
o        Basic earnings per share                                                0.43                0.85
o        Diluted earnings per share                                              0.42                0.84
o        Weighted average shares outstanding, basic (number of shares)                               146.3 million
o        Weighted average shares outstanding, diluted (number of shares)                             148.4 million



Overview of second quarter and first half of 2006 financial performance


Strong set of significantly improved financial results

For the second quarter of 2006, Converium reported pre-tax operating income of USD 84.0 million and net income of USD 62.5 million, compared with USD 57.1 million and USD 46.9 million, respectively, for the same period of 2005. For the first half of 2006, this translates into pre-tax operating income of USD 156.7 million, compared with the previous period's USD 75.9 million. Net income increased to USD 124.1 million, from USD 41.4 million in the first half of 2005.

The table below shows the reconciliation of pre-tax operating income to income before taxes for the three and six months ended June 30, 2006 and 2005:


                                                      Three months ended June 30              Six months ended June 30
                                                         2006               2005                2006              2005

Pre-tax operating income                                 84.0               57.1               156.7              75.9
Net realized capital (losses) gains                     -12.6               -1.0               -17.0              -1.7
Amortization of intangible assets                           -               -6.8                   -             -13.8
Restructuring costs                                         -               -3.5                 0.2             -13.6
Income before taxes                                      71.4               45.8               139.9              46.8
Net income                                               62.5               46.9               124.1              41.4


--------------

(1) Pre-tax operating income is defined as income before taxes excluding pre-tax net realized capital gains (losses), amortization of intangible assets and restructuring costs.

(2) Ongoing total segment income is defined as net premiums earned plus total investment results minus losses, loss expenses and life benefits, acquisition costs and other operating and administration expenses, excluding Corporate Center.

(3) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).

Stable business volume despite continuing ratings disadvantage

Gross premiums written in the second quarter of 2006 came in at USD 474.7 million, plus 25.5% compared with the second quarter of 2005. Net premiums written increased by 28.4% to USD 414.0 million. Net premiums earned fell by 21.3% to USD 475.7 million, compared with the same period of 2005, reflecting the completion of premium earnings from prior underwriting years.

For the first half of 2006, gross premiums written, net premiums written and net premiums earned were USD 1,130.0 million, USD 1,066.2 million and USD 911.0 million, respectively, decreasing by 0.6%, 0.2% and 31.8%, respectively, compared with the first half of 2005. Gross and net premiums written for the first half of 2006 remained largely flat, demonstrating the resilience of Converium's franchise despite the continuing disadvantage of the Company's financial strength ratings.


Solid underwriting performance of ongoing business segments

The second quarter's ongoing non-life combined ratio was 99.8%, including an administration expense ratio of 6.8%, compared with 102.8% and 8.9%, respectively, for the same period of 2005. The second quarter of 2006 was favorably impacted by a positive net impact of prior accident years on the technical result of USD 19.4 million, partially offset by some minor catastrophic losses totaling USD 10.5 million as well as higher than expected loss activity in the Property line of business of USD 8.0 million. Converium's underlying underwriting performance remained solid.

For the first half of 2006, Converium recorded an ongoing non-life combined ratio of 97.0%, including an administration expense ratio of 4.6%, compared with 103.8% and 6.9%, respectively, for the same period of 2005. The improved underwriting performance in 2006 reflects the absence of any major catastrophic events as well as a positive net impact of prior accident years on the technical result of USD 31.7 million.


Favorable prior accident years' developments

In the second quarter of 2006, Converium recorded a net positive impact of prior accident years on the technical result of USD 19.4 million, with the Company's ongoing operations accounting for USD 28.9 million, partially offset by a negative development in the Run-Off segment. In the same period of 2005, the overall net positive impact of prior accident years on the technical result was USD 3.9 million.

For the first half of 2006, an overall net positive impact of USD 31.7 million was recorded, with the ongoing operations accounting for USD 42.5 million, partially offset by a net negative impact in the Run-Off segment. In the same period of 2005, there was a net negative impact of prior accident years on the technical result of USD 5.8 million.


Successful progression of North American run-off and commutations

Converium's North American run-off and commutation efforts continue to progress very satisfactorily. The reduction of North American liabilities continues to be ahead of plan. In the second quarter of 2006, the Run-Off segment's net reserves were reduced by USD 185.6 million to USD 1,012.2 million. The commutations of the Run-Off segment's net reserves of USD 144.1 million resulted in a benefit to Converium's technical result of USD 30.7 million. For the first half of 2006, this translates into an overall reduction of the Run-Off segment's net reserves by USD 297.5 million. Total commutations were USD 189.8 million, resulting in a benefit to the technical result of USD 43.1 million.


Operating and administration expenses under control

In the second quarter of 2006, total administration expenses were USD 47.9 million, a reduction of 5.0% compared with the same period of 2005. The progress in reducing expenses was slowed by increasing audit fees in the context of Converium's preparation for Sarbanes-Oxley compliance as well as late payments relating to the restatement of prior year accounts. For the first half of 2006, total administration expenses declined by 22.1% to USD 83.6 million, compared with the same period of 2005. The reduction reflects the effects of the cost management measures taken in 2005 as well as the non-recurrence of the expenses associated with staff retention plans in 2005.

Satisfactory investment result

In the second quarter of 2006, Converium reported net investment income of USD
84.7 million and an average annualized net investment income yield of 4.7%, which compares with USD 87.8 million and 4.4%, respectively, for the same period of 2005. The decline in net investment income is a result of Converium's average invested asset base declining by USD 896.5 million compared with the second quarter of 2005. The increase in the annualized net investment income yield is attributable to higher yields on bonds and short-term investments.

Taking into account the net realized capital losses, primarily from fixed-income securities, the total investment result came in at USD 72.1 million which compares with USD 86.8 million for the same period of 2005. Net realized capital losses resulted primarily from the sale of fixed-income securities to fund commutation payments. The average annualized total investment income yield came in at 4.0%, compared with 4.3% in the same period of 2005.

In the second quarter of 2006, Converium recorded a reduction in net unrealized capital gains and losses (pre-tax) of USD 31.7 million. This development is largely due to increasing yields on fixed-income securities.


Strong July 1 renewals

Converium recorded a very successful July 1 renewal of non-life treaties, achieving an increase of 41.3% to USD 109.6 million, based on the business which was up for renewal. The July renewals represent approximately 5% of Converium's total estimated non-life premium, and primarily included business written in Latin America and the Caribbean, growing by 28.0%, the Middle-East, increasing by 26.5%, and North America, expanding by 92.0%. The book of US Property business up for renewal grew to USD 38.9 million on the back of very attractive market conditions. Converium's exposure to a one-in-250-years event remains unchanged, reflecting an improved geographical diversification in the US. The Company's US property business is selectively written out of Zurich, and represents around 4% of Converium's total estimated non-life premium income in 2006. Consistent with its underwriting strategy, the Company did not renew any US Casualty business.





Short- to medium-term outlook


Financial guidance essentially unchanged

Converium reiterates its full-year financial guidance given in March 2006, except for expected Corporate Center costs and run-off liabilities:

     o    Gross premiums  written for 2006 are projected to come in at USD 1.8 -
          1.9 billion.

     o The priced combined ratio for the ongoing non-life operations is anticipated at around 102.5%, including an administration expense ratio of 5.5%, expected losses from natural catastrophes of about USD 80 million, but excluding expected Corporate Center costs of approximately USD 45 - 50 million, up from the Company's previous guidance of USD 40 million.

     o For the full year 2006, the reduction of net liabilities in the Run-Off segment is likely to exceed the Company's previous guidance of USD 375 million.

     o    The corporate tax rate is expected to range between 7 - 12%.

     o Average invested assets including cash and cash equivalents should be in the magnitude of approximately USD 7 billion.


Seeking finality on Converium Reinsurance (North America) Inc.

Converium continues to explore a sale of CRNA with high priority. The Company reaffirms that any sale of CRNA must achieve medium- to long-term shareholder value.

Execution of clearly defined medium-term business strategy

Converium's new Board of Directors has affirmed the Company's medium-term business strategy, based on its current, proven business model. Converium aspires to develop into a leading mid-sized multi-line reinsurer with a distinct geographic emphasis on Europe, Asia Pacific and the Middle East, and with a focus on global specialty lines. In order to achieve this medium-term objective, the Company:

     o pursues a strategy of profitable organic growth, with investments in specialty lines;

     o maintains and develops multiple distribution channels, including joint ventures;

     o    broadens its client base;

     o    expands its knowledge base;

     o    enhances its risk management and control culture;

     o    advances cost and capital efficiency; and

     o aims at achieving a more balanced portfolio split between proportional and non-proportional business.

Converium believes that, based on this strategy, it can profitably grow its business by regaining shares with existing clients and establishing new client relationships.


Business development per segment

Standard Property & Casualty Reinsurance reported segment income of USD 44.7 million for the second quarter and USD 88.8 million for the first half of 2006, compared with USD 35.4 million and USD 49.7 million, respectively, for the same periods of 2005. The segment's combined ratio improved in both the second quarter and first half of 2006 to 92.2% and 87.5%, respectively, compared with 103.8% and 101.4% in the same periods of 2005.

The segment results in the second quarter and first half of 2006 reflect a solid underwriting performance, a net positive impact of prior accident years on the technical result, the absence of any major catastrophic events and a reduced administration expense ratio resulting from the impact of cost management measures taken in 2005. The second quarter results were partially offset by some minor catastrophic losses totaling USD 10.5 million as well as higher than expected loss activity in the Property line of business of USD 8.0 million.

For the second quarter of 2006, the segment recorded a net positive impact of prior accident years on the technical result of USD 26.4 million, resulting from a net positive development of prior accident years' loss reserves of USD 44.9 million, offset by the net effect of reductions of premiums and other expenses of USD 18.5 million. The net positive development was partially attributable to an update to case reserves across all lines of business. Overall, the net positive impact on the technical result was most pronounced in the Property and General Third Party Liability lines of business, with benefitted of USD 13.4 million and USD 7.8 million, respectively.

For the first half of 2006, the Standard Property & Casualty Reinsurance segment experienced a net positive impact of prior accident years on the technical result in the amount of USD 36.6 million. The General Third Party Liability and Property lines of business accounted for the biggest positive effects, with USD
24.7 million and USD 18.1 million, respectively.

In the second quarter of 2006, gross and net premiums written increased by 117.9% and 89.3% to USD 218.1 million and USD 167.5 million, respectively. Net premiums earned decreased by 6.4% to USD 209.8 million, compared with the same period of 2005. The sharp increases in gross and net premiums written are primarily a result of the low premiums in the second quarter of 2005 due to the adjustment of premium estimates and related corrections of accrued premiums in the Liability line of business. The decrease of net premiums earned reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

In the first half of 2006, gross premiums written increased by 4.0% to USD 558.9 million, net premiums written decreased by 1.6% to USD 513.2 million and net premiums earned declined by 27.3% to USD 361.9 million, compared with the same period of 2005.

In the first half of 2006, the reduction in net premiums written by line of business included:

     o Motor, which decreased by 38.7% to USD 101.9 million, reflecting this year's closing of the 2003 Lloyd's underwriting year;

     o    Property, which declined by 4.0% to USD 258.7 million.

These decreases were largely offset by an increase in the General Third Party Liability line of business, which increased 101.1% to USD 145.3 million, reflecting additional Lloyd's business.


Specialty Lines reported segment income of USD 15.4 million for the second quarter 2006 and USD 35.3 million for the first half of 2006, compared with USD
37.0 million and USD 48.4 million for the same periods of 2005, respectively. The segment's combined ratio in the second quarter was 108.6%, compared with 102.3% in the same period of 2005. For the first half of 2006, the segment's combined ratio improved slightly from 106.9% to 106.3%.

For the second quarter of 2006, the Specialty Lines segment recorded a net positive impact of prior accident years on the technical result of USD 2.5 million, resulting from a net positive development of prior accident years' loss reserves of USD 15.8 million, offset by the net effect of reductions of premiums and other expenses of USD 13.3 million. The net positive development was partially attributable to an update to case reserves across all lines of business. Overall, the net positive impact of prior accident years on the technical result was most pronounced in the Aviation & Space line of business, recording a positive net impact of USD 10.2 million and the Professional Liability and other Special Liability line of business with a negative net impact of USD 17.5 million.

For the first half of 2006, the Specialty Lines segment experienced a net positive impact of prior accident years on the technical result in the amount of USD 5.9 million. The Aviation & Space and Professional Liability & other Special Liability lines of business accounted for the biggest effects, with a positive USD 16.2 million and a negative USD 21.5 million, respectively.

In the second quarter of 2006, gross and net premiums written decreased by 14.0% and 0.3% to USD 183.3 million and USD 176.2 million, respectively. Net premiums earned fell by 34.1% to USD 180.9 million, compared with the same period of 2005. The decrease of net premiums earned reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

In the first half of 2006, gross premiums written remained almost flat at USD
383.0 million, net premiums written increased by 7.6% to USD 370.1 million and net premiums earned declined by 35.7% to USD 372.5 million, compared with the same period of 2005. In the first half of 2006, the increase in net premiums written was driven by the Aviation & Space and Professional Liability & other Special Liability lines of business, which grew by 6.3% to USD 138.0 million and 76.1% to USD 133.7 million, respectively. These increases were offset by the following lines of business:

     o    Agribusiness, which decreased by 26.4% to USD 15.6 million;

     o    Credit & Surety, which declined by 61.6% to USD 11.9 million;

     o    Engineering, which fell by 29.6% to USD 31.8 million; and

     o    Marine & Energy, which decreased by 21.9% to UDS 31.2 million.

Life & Health Reinsurance reported segment income of USD 8.9 million for the second quarter and USD 16.0 million for the first half of 2006, compared with USD 0.1 million and USD 6.1 million for the same periods of 2005, respectively. The technical result(4) was USD 7.6 million for the second quarter of 2006 and USD 13.8 million for the first half of 2006, compared with USD 1.4 million and USD 8.1 million for the same periods in 2005, respectively. The segment's strong performance was primarily attributable to new, and the expansion of existing reinsurance transactions, especially within Continental Europe, as well as updated actuarial models based on new cedent information within Converium's German and Dutch books of business.

In the second quarter of 2006, compared with the same period of the previous year, gross premiums written, net premiums written and net premiums earned increased by 11.5%, 13.3% and 5.0% to USD 66.1 million, USD 63.1 million and USD
77.8 million, respectively. These increases were primarily attributable to Converium's German book of business.

For the first half of 2006, gross premiums written and net premiums written in the Life & Health Reinsurance segment fell slightly by 2.2% and 1.2% to USD
172.6 million and USD 167.4 million, respectively. Net premiums earned, however, grew by 1.9% to USD 158.2 million. The stagnant premium development mainly reflects Converium's continuing ratings disadvantage.


Run-Off reported segment income of USD 19.9 million for the second quarter and USD 37.6 million for the first half of 2006, compared with a segment loss of USD
5.5 million and segment income of USD 10.5 million for the same periods of 2005. The significantly improved performance of the segment primarily reflects the favorable impact of commutations on the technical result.

In the second quarter of 2006, net reserves in the Run-Off segment decreased by USD 185.6 million to USD 1,012.2 million. For the first half of 2006, this translates into a reduction of net reserves of USD 297.5 million. In the second quarter and the first half of 2006, commutations contributed USD 144.1 million and USD 189.8 million, respectively, to the reduction of net reserves in the segment and generated a benefit on the technical result of USD 30.7 million and USD 43.1 million, respectively. From a statutory view, net reserves declined by USD 165.0 million to USD 858.5 million in the second quarter of 2006, which resulted in a reduction of USD 258.5 million in the first half of 2006.

In the second quarter of 2006, the Run-Off segment recorded a net adverse impact of prior accident years on the technical result of USD 9.6 million, resulting from net adverse development of prior accident years' loss reserves of USD 4.2 million and the net negative effect of reductions of related premiums and underwriting acquisition costs of USD 5.4 million. The net adverse development of prior years' loss reserves in the amount of USD 4.2 million primarily related to the Professional Liability and other Special Liability line of business in the amount of USD 22.2 million. Partially offsetting the adverse development was a net favorable development of prior years' loss reserves of USD 10.0 million related to the Motor line of business.

For the first half of 2006, the Run-Off segment experienced a net adverse impact of prior accident years on the technical result in the amount of USD 10.8 million, due to net adverse development of prior years' loss reserves of USD 6.3 million and the net effect of reductions in premiums and other expenses of USD
4.5 million. The net adverse development of prior years' loss reserves amounted to USD 6.3 million, primarily due to the adverse development of USD 22.9 million in the Professional Liability and other Special Liability line of business. Partially offsetting this development was a net favorable development of USD
10.8 million related to the Motor line of business.


The Corporate Center carries certain administration expenses such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center reported costs of USD 14.1 million for the second quarter and USD 24.7 million for the first half of 2006, compared with USD 12.0 million and USD 19.2 million for the same periods of 2005, respectively. The increase in the first half of 2006 as compared with the same period of 2005 reflects higher audit fees in the context of Converium's preparation for Sarbanes-Oxley compliance as well as late fees related to the restatement of prior year financial accounts.

-----------------------
(4) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries

Esther Gerster                            Marco Circelli                           Mladen  Tomic
Head of Public Relations                  Head of Investor Relations & Market      Investor Relations Officer
                                          Research
esther.gerster@converium.com              marco.circelli@converium.com             mladen.tomic@converium.com
Phone:      +41 (0) 44 639 90 22          Phone:       +41 (0) 44 639 91 31        Phone:       +41 (0) 44 639 91 39
Fax:        +41 (0) 44 639 70 22          Fax:         +41 (0) 44 639 71 31        Fax:         +41 (0) 44 639 71 39


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" financial strength rating (outlook positive) from Standard & Poor's and a "B++" financial strength rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com


------------------------------------------------------ ------------------------- ------------------------ ------------
Financial highlights: Income statement                    Three months ended        Six months ended       Year ended
(Unaudited)                                                    June 30,                 June 30,            Dec. 31,
                                                                                                              2005
In USD million, unless noted                               2006         2005         2006        2005       (audited)
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Gross premiums written                                        474.7        378.1     1,130.0      1,136.3      1,994.3
- change (%)                                                  +25.5%                    -0.6%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Net premiums written                                          414.0        322.4     1,066.2      1,068.8      1,815.7
- change (%)                                                  +28.4%                    -0.2%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Net premiums earned                                           475.7        604.1       911.0      1,336.5      2,383.2
- change (%)                                                  -21.3%                   -31.8%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Ongoing non-life loss ratio(5)                                64.6%        83.5%       66.9%        75.2%        77.4%
- change in percentage points                              -18.9pts                  -8.3pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Ongoing non-life acquisition costs ratio(6)                   28.4%        10.4%       25.5%        21.7%        22.9%
- change in percentage points                              +18.0pts                  +3.8pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Ongoing non-life administration expense ratio(7)               6.8%         8.9%        4.6%         6.9%         6.9%
- change in percentage points                               -2.1pts                  -2.3pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Ongoing non-life combined ratio(8)                            99.8%       102.8%       97.0%       103.8%       107.2%
- change in percentage points                               -3.0pts                  -6.8pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Life & Health technical result(9)                               7.6          1.4        13.8          8.1         14.2
- change (%)                                                    n.m.                   +70.4%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Total investment results(10)                                   72.1         86.8       142.3        168.3        350.4
- change (%)                                                  -16.9%                   -15.4%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Total investment income yield(11)                              4.0%         4.3%        3.9%         4.1%         4.4%
- change in percentage points                               -0.3pts                  -0.2pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Total investment return(12)                                    40.3        168.7        94.9        196.0        312.1
- change (%)                                                  -76.1%                   -51.6%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Pre-tax operating income(13)                                   84.0         57.1       156.7         75.9        100.8
- change (%)                                                  +47.1%                  +106.5%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Net income                                                     62.5         46.9       124.1         41.4         68.7
- change (%)                                                  +33.3%                  +199.8%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Basic earnings per share (USD)                                 0.43         0.32        0.85         0.28         0.47
- change (%)                                                  +34.4%                  +203.6%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Diluted earnings per share (USD)                               0.42         0.32        0.84         0.28         0.46
- change (%)                                                  +31.3%                  +200.0%
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------
Return on shareholders' equity(14)                            14.6%        11.4%       15.0%         4.8%         4.0%
- change in percentage points                               +3.2pts                 +10.2pts
------------------------------------------------------ ------------ ------------ ----------- ------------ ------------

----------------------
(5) Ongoing non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.

(6) Ongoing non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(7) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

(8) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).

(9) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

(10) Total investment results are defined as net investment income plus net realized capital gains (losses).

(11) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(12) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses).

(13) Pre-tax operating income is defined as income before taxes excluding pre-tax net realized capital gains (losses), amortization of intangible assets and restructuring costs.

(14) Return on shareholders' equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized.


  ---------------------------------------------------------------------------------------- ------------- -------------
  Financial highlights: Balance sheet                                                         June 30,      Dec. 31,
                                                                                                2006          2005
  In USD million, unless noted                                                              (unaudited)    (audited)
  ---------------------------------------------------------------------------------------- ------------- -------------
  Total invested assets plus cash and cash equivalents                                          7,177.3       7,281.6
  - change (%)                                                                                     -1.4%
  ---------------------------------------------------------------------------------------- ------------- -------------
  Claims supporting capital(15)                                                                 2,187.5       2,044.6
  - change (%)                                                                                     +7.0%
  ---------------------------------------------------------------------------------------- ------------- -------------
  Shareholders' equity                                                                          1,796.1       1,653.4
  - change (%)                                                                                     +8.6%
  ---------------------------------------------------------------------------------------- ------------- -------------
  Book value per share (USD)                                                                      12.28         11.29
  - change (%)                                                                                     +8.8%
  ---------------------------------------------------------------------------------------- ------------- -------------
  Book value per share (CHF)                                                                      15.04         14.88
  - change (%)                                                                                     +6.4%
  ---------------------------------------------------------------------------------------- ------------- -------------


  ------------------------------------------------------------- --------------------------- --------------------------
  Financial highlights: Investment results                          Three months ended         Six months ended
  (Unaudited)                                                            June 30,                  June 30,

  In USD million, unless noted
  -------------------------------------------------------------
                                                                     2006          2005         2006          2005
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Investment income - Fixed maturities                                  57.1          62.1        106.9         116.0
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Investment income - Equity securities                                  2.9           2.7          3.4           3.9
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Investment income - Funds Withheld Asset                              13.2          16.2         26.6          33.1
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Other investment income, net                                          11.5           6.8         22.4          17.0
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Net investment income                                                 84.7          87.8        159.3         170.0
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Average annualized net investment income yield                         4.7%          4.4%         4.4%          4.1%
  (pre-tax)
  ------------------------------------------------------------- ------------- ------------- ------------ -------------

  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Net realized capital (losses) gains                                  -12.6          -1.0        -17.0          -1.7
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Total investment results                                              72.1          86.8        142.3         168.3
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Average annualized total investment income yield                       4.0%          4.3%         3.9%          4.1%
  (pre-tax)
  ------------------------------------------------------------- ------------- ------------- ------------ -------------

  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Change in net unrealized (losses) gains (pre-tax)                    -31.7          81.9        -47.4          27.7
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Total investment return (pre-tax)                                     40.4         168.7         94.9         196.0
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Average annualized total investment return (pre-tax)                   2.3%          8.4%         2.6%          4.8%
  ------------------------------------------------------------- ------------- ------------- ------------ -------------
  Average total invested assets (including cash and cash             7,172.4       8,068.9      7,229.5       8,216.0
  equivalents)
  ------------------------------------------------------------- ------------- ------------- ------------ -------------

------------------
(15) Claims supporting capital is defined as total shareholders' equity plus debt.


  -------------------------------------------------- ------------------------- -------------------------- ------------
  Interim consolidated statements of income             Three months ended          Six months ended       Year ended
  (Unaudited)                                                June 30,                   June 30,

  In USD million, unless noted                                                                               Dec. 31
  --------------------------------------------------
                                                         2006         2005          2006         2005         2005
                                                                                                            (audited)
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Revenues
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Gross premiums written                                    474.7        378.1       1,130.0     1,136.3       1,994.3
  - change (%)                                              +25.5%                      -0.6%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Less ceded premiums written                               -60.7        -55.7         -63.8       -67.5        -178.6
  - change (%)                                               +9.0%                      -5.5%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net premiums written                                      414.0        322.4       1,066.2     1,068.8       1,815.7
  - change (%)                                              +28.4%                      -0.2%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net change in unearned premiums                            61.7        281.7        -155.2       267.7         567.5
  - change (%)                                              -78.1%                    -158.0%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net premiums earned                                       475.7        604.1         911.0     1,336.5       2,383.2
  - change (%)                                              -21.3%                     -31.8%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net investment income                                      84.6         87.8         159.3       170.0         324.9
  - change (%)                                               -3.6%                      -6.3%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net realized capital (losses) gains                       -12.6         -1.0         -17.0        -1.7          25.5
  - change (%)                                                n.m.                       n.m.
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Other income (loss)                                         4.5          9.1           2.4        -5.4         -13.4
  - change (%)                                              -50.5%                       n.m.
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Total revenues                                            552.2        700.0       1,055.7     1,499.4       2,720.2
  - change (%)                                              -21.1%                     -29.6%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Benefits, losses and expenses
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Losses, loss expenses and life benefits                  -285.0       -505.3        -571.6      -996.5      -1,775.9
  - change (%)                                              -43.6%                     -42.6%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Acquisition costs                                        -140.0        -80.2        -245.1      -305.5        -575.6
  - change (%)                                              +74.6%                     -19.8%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Other operating and administration expenses               -47.9        -50.4         -83.6      -107.3        -210.8
  - change (%)                                              -5.0%                      -22.1%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Interest expense                                           -7.9         -8.0         -15.7       -15.9         -31.6
  - change (%)                                               -1.3%                     -1.3%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Amortization of intangible assets                             -         -6.8             -       -13.8         -21.5
  - change (%)                                               n.m.                       n.m.
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Restructuring costs                                           -         -3.5           0.2       -13.6         -20.5
  - change (%)                                                n.m.                    -101.5%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Total benefits, losses and expenses                      -480.8       -654.2        -915.8    -1,452.6      -2,635.9
  - change (%)                                              -26.5%                     -37.0%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Income before taxes                                        71.4        45.8          139.9        46.8          84.3
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Income tax (expense) benefit                               -8.9          1.1         -15.8        -5.4         -15.6
  - change (%)                                               n.m.                     +192.6%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Net income                                                 62.5        46.9          124.1        41.4          68.7
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Basic earnings per share (USD)                             0.43         0.32          0.85        0.28          0.47
  - change (%)                                              +34.4%                    +203.6%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------
  Diluted earnings per share (USD)                           0.42         0.32          0.84        0.28          0.46
  - change (%)                                              +31.3%                    +200.0%
  -------------------------------------------------- ------------ ------------ ------------- ------------ ------------


  --------------------------------------------------------------------------------------------------------------------
  Interim consolidated balance sheets                                                     June 30,       Dec. 31,
                                                                                            2006           2005
  In USD million                                                                         (unaudited)     (audited)
  --------------------------------------------------------------------------------------------------------------------
  Assets
  --------------------------------------------------------------------------------------------------------------------
  Invested assets
  --------------------------------------------------------------------------------------------------------------------
  Held-to-maturity securities:
         Fixed maturities                                                                        791.8          793.6
  --------------------------------------------------------------------------------------------------------------------
  Available-for-sale securities:
         Fixed maturities                                                                      4,041.3        4,169.8
         Equity securities                                                                       353.6          362.6
  --------------------------------------------------------------------------------------------------------------------
  Other investments                                                                              264.1          253.1
  --------------------------------------------------------------------------------------------------------------------
  Short-term investments                                                                          57.2           35.1
  --------------------------------------------------------------------------------------------------------------------
  Total investments                                                                            5,508.0        5,614.2
  --------------------------------------------------------------------------------------------------------------------
  Funds Withheld Asset                                                                           986.4        1,020.1
  --------------------------------------------------------------------------------------------------------------------
  Total invested assets                                                                        6,494.4        6,634.3
  --------------------------------------------------------------------------------------------------------------------
  Other assets
  --------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                                                                      682.9          647.3
  --------------------------------------------------------------------------------------------------------------------
  Premiums receivable:
         Current                                                                                 171.9          193.7
         Accrued                                                                                 827.0          865.6
  --------------------------------------------------------------------------------------------------------------------
  Reserves for unearned premiums, retro                                                           35.3           37.8
  --------------------------------------------------------------------------------------------------------------------
  Reinsurance assets:
         Underwriting reserves                                                                   732.5          805.1
         Insurance and reinsurance balances receivable                                            57.5           37.6
  --------------------------------------------------------------------------------------------------------------------
  Funds held by reinsureds                                                                     1,943.3        1,817.4
  --------------------------------------------------------------------------------------------------------------------
  Deposit assets                                                                                 185.8          183.4
  --------------------------------------------------------------------------------------------------------------------
  Deferred policy acquisition costs                                                              382.6          304.3
  --------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                                                            3.1            1.0
  --------------------------------------------------------------------------------------------------------------------
  Other assets                                                                                   308.9          298.4
  --------------------------------------------------------------------------------------------------------------------
  Total assets                                                                                11,825.2       11,825.9
  --------------------------------------------------------------------------------------------------------------------
  Liabilities
  --------------------------------------------------------------------------------------------------------------------
  Reinsurance liabilities:
         Unpaid losses and loss expenses                                                       7,279.0        7,568.9
         Future life benefits, gross                                                             476.0          405.6
         Insurance and reinsurance balances payable                                              204.4          226.3
  --------------------------------------------------------------------------------------------------------------------
  Reserves for unearned premiums, gross                                                          792.5          610.8
  --------------------------------------------------------------------------------------------------------------------
  Other reinsurance liabilities                                                                  102.1          127.8
  --------------------------------------------------------------------------------------------------------------------
  Funds held under reinsurance contracts                                                         338.5          332.9
  --------------------------------------------------------------------------------------------------------------------
  Deposit liabilities                                                                            268.3          300.6
  --------------------------------------------------------------------------------------------------------------------
  Deferred income taxes                                                                            8.8            8.1
  --------------------------------------------------------------------------------------------------------------------
  Accrued expenses and other liabilities                                                         168.1          200.3
  --------------------------------------------------------------------------------------------------------------------
  Debt                                                                                           391.4          391.2
  --------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                           10,029.1       10,172.5
  --------------------------------------------------------------------------------------------------------------------
  Shareholders' equity
  --------------------------------------------------------------------------------------------------------------------
  Common stock                                                                                   554.9          554.9
  --------------------------------------------------------------------------------------------------------------------
  Additional paid-in capital                                                                   1,357.1        1,354.2
  --------------------------------------------------------------------------------------------------------------------
  Treasury stock                                                                                  -4.8           -1.5
  --------------------------------------------------------------------------------------------------------------------
  Unearned stock compensation                                                                     -1.3           -3.5
  --------------------------------------------------------------------------------------------------------------------
  Accumulated other comprehensive income:
         Minimum pension liabilities, net of taxes                                                -6.1           -4.9
         Net unrealized gains on investments, net of taxes                                         2.8           42.7
         Cumulative translation adjustments, net of taxes                                        166.5           96.9
  --------------------------------------------------------------------------------------------------------------------
  Total accumulated other comprehensive income                                                   163.2          134.7
  --------------------------------------------------------------------------------------------------------------------
  Retained deficit                                                                              -273.0         -385.4
  --------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                                   1,796.1        1,653.4
  --------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                                  11,825.2       11,825.9
  --------------------------------------------------------------------------------------------------------------------


  --------------------------------------------------------------------------------------------------------------------
  Interim consolidated statements of cash flows                                                  Six months ended
  (Unaudited)                                                                                        June 30,
  In USD million                                                                                 2006        2005
  --------------------------------------------------------------------------------------------------------------------
  Net income                                                                                       124.1         41.4
  --------------------------------------------------------------------------------------------------------------------
         Net realized and unrealized capital (gains) losses and impairment on investments           17.0          1.7
                                                                                                17.020.5          1.7
         Amortization of premium/discount                                                           20.5         27.4
                                                                                                20.5-0.2         27.4
         Depreciation and amortization                                                               5.6         22.6
                                                                                                  5.60.8         22.6
         Restructuring costs                                                                        -0.2          3.1
         Deferred income taxes                                                                      10.4          0.9
         Net of interests / amortization on non-cash deposits                                        0.8         -2.2
                                                                                                    -0.2          3.1
  --------------------------------------------------------------------------------------------------------------------
  Total adjustments                                                                                 54.1         53.5
                                                                                                    10.4          0.9
  --------------------------------------------------------------------------------------------------------------------
         Premiums receivable                                                                       102.0        163.3
                                                                                                     0.8         -2.2
         Reserves for unearned premiums, retro                                                       4.7          9.3
         Reinsurance assets                                                                         71.1       -198.4
         Funds held by reinsureds                                                                  -59.9          1.9
         Funds Withheld Asset                                                                       79.8         80.4
         Deferred policy acquisition costs                                                         -57.7        115.7
         Unpaid losses and loss expenses                                                          -558.9       -165.8
         Future life benefits, gross                                                                47.7         19.2
         Insurance and reinsurance balances payable                                                -22.9       -143.5

         Reserves for unearned premiums, gross                                                     146.9       -269.1
         Other reinsurance liabilities                                                             -33.7        319.9
         Funds held under reinsurance contracts                                                    -12.9         23.0
         Net changes in all other operational assets and liabilities                               -39.0          1.5
  --------------------------------------------------------------------------------------------------------------------
  Total changes in operational assets and liabilities                                             -332.8        -42.6
  --------------------------------------------------------------------------------------------------------------------
  Cash (used in)  provided by operating activities                                                -154.6         52.3
  --------------------------------------------------------------------------------------------------------------------
         Proceeds from sales and maturities of fixed maturities held-to-maturity                    14.0            -
         Proceeds from sales and maturities of fixed maturities available-for-sale                 768.1      1,859.1
                                                                                                  -613.2     -2,280.9
         Purchases of fixed maturities available-for-sale                                           14.0            -
  --------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities (fixed maturities)                                         168.9       -421.8
                                                                                                   768.1      1'859.1
  --------------------------------------------------------------------------------------------------------------------
         Proceeds from sales of equity securities                                                  109.6         26.6
         Purchases of equity securities                                                            -57.1        -50.6
  --------------------------------------------------------------------------------------------------------------------
   Cash flows from investing activities (equity securities)                                         52.5        -24.0
                                                                                                   109.6         26.6
  --------------------------------------------------------------------------------------------------------------------
         Net (increase) decrease in short-term investments                                         -19.2         59.4
         Proceeds from sales of other assets                                                         0.5          9.4
         Purchases of other assets                                                                  -7.7        -28.9
  --------------------------------------------------------------------------------------------------------------------
                                                                                                   -26.4         39.9
  Cash flows from investing activities (other)                                                      -7.7
  --------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                              195.0       -405.9
  --------------------------------------------------------------------------------------------------------------------
         Net purchase of common shares                                                              -0.4         -1.6
                                                                                                   -11.7
         Dividends to shareholders                                                                  -0.4            -
                                                                                                                 -2.0
         Net (decrease) increase in deposit liabilities                                            -16.9            -
  --------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                                            -29.0         -3.6
  --------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                      24.2        -42.3
  --------------------------------------------------------------------------------------------------------------------
  Change in cash and cash equivalents                                                               35.6       -399.5
  --------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents as of January 1                                                        647.3        680.9
  --------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents as of June 30                                                          682.9        281.4
  --------------------------------------------------------------------------------------------------------------------



   --------------------------------------------------------------------------------------------------------------------
    Segments                                   Three months ended       Change       Six months ended        Change
    (Unaudited)                                     June 30,                             June 30,
    In USD million, unless noted                2006        2005         (%)         2006        2005         (%)
   -----------------------------------------                                                             --------------
    Standard Property & Casualty Reinsurance
   --------------------------------------------------------------------------------------------------------------------
    Gross premiums written                         218.1       100.1       +117.9       558.9       537.6         +4.0
   --------------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------------
    Net premiums written                           167.5        88.5        +89.3       513.2       521.4         -1.6
   --------------------------------------------------------------------------------------------------------------------
    Net premiums earned                            209.8       224.2         -6.4       361.9       498.1        -27.3
   --------------------------------------------------------------------------------------------------------------------
    Loss ratio(16)                                 54.1%       87.9%    -33.8 pts       55.3%       78.7%    -23.4 pts
   --------------------------------------------------------------------------------------------------------------------
    Acquisition costs ratio(17)                    31.2%        6.2%    +25.0 pts       28.0%       17.7%    +10.3 pts
   --------------------------------------------------------------------------------------------------------------------
    Administration expense ratio(18)                6.9%        9.7%     -2.8 pts        4.2%        5.0%     -0.8 pts
   --------------------------------------------------------------------------------------------------------------------
    Combined ratio(19)                             92.2%      103.8%    -11.6 pts       87.5%      101.4%    -13.9 pts
   --------------------------------------------------------------------------------------------------------------------
    Total investment results(20)                    25.4        30.8        -17.5        49.7        57.8        -14.0
   --------------------------------------------------------------------------------------------------------------------
    Segment income                                  44.7        35.4        +26.3        88.8        49.7        +78.7
   --------------------------------------------------------------------------------------------------------------------
    Retention ratio(21)                            76.8%       88.4%    -11.6 pts       91.8%       97.0%     -5.2 pts
   --------------------------------------------------------------------------------------------------------------------
    Specialty Lines
   --------------------------------------------------------------------------------------------------------------------
    Gross premiums written                         183.3       213.1        -14.0       383.0       383.3         -0.1
   --------------------------------------------------------------------------------------------------------------------
    Net premiums written                           176.2       176.7         -0.3       370.1       344.1         +7.6
   --------------------------------------------------------------------------------------------------------------------
    Net premiums earned                            180.9       274.4        -34.1       372.5       579.2        -35.7
   --------------------------------------------------------------------------------------------------------------------
    Loss ratio(16)                                 76.8%       80.0%     -3.2 pts       78.1%       72.2%     +5.9 pts
   --------------------------------------------------------------------------------------------------------------------
    Acquisition costs ratio(17)                    25.2%       13.8%    +11.4 pts       23.0%       25.1%     -2.1 pts
   --------------------------------------------------------------------------------------------------------------------
    Administration expense ratio(18)                6.6%        8.5%     -1.9 pts        5.2%        9.6%     -4.4 pts
   --------------------------------------------------------------------------------------------------------------------
    Combined ratio(19)                            108.6%      102.3%     +6.3 pts      106.3%      106.9%     -0.6 pts
   --------------------------------------------------------------------------------------------------------------------
    Total investment results(20)                    30.7        34.9        -12.0        58.7        65.9        -10.9
   --------------------------------------------------------------------------------------------------------------------
    Segment income (loss)                           15.4        37.0        -58.4        35.3        48.4        -27.1
   --------------------------------------------------------------------------------------------------------------------
    Retention ratio(21)                            96.1%       82.9%    +13.2 pts       96.6%       89.8%     +6.8 pts
   --------------------------------------------------------------------------------------------------------------------

    Life & Health Reinsurance
   --------------------------------------------------------------------------------------------------------------------
    Gross premiums written                          66.1        59.3        +11.5       172.6       176.4         -2.2
   --------------------------------------------------------------------------------------------------------------------
    Net premiums written                            63.1        55.7        +13.3       167.4       169.5         -1.2
   --------------------------------------------------------------------------------------------------------------------
    Net premiums earned                             77.8        74.1         +5.0       158.2       155.2         +1.9
   --------------------------------------------------------------------------------------------------------------------
    Acquisition costs ratio(17)                    30.5%       25.1%     +5.4 pts       32.0%       29.6%     +2.4 pts
   --------------------------------------------------------------------------------------------------------------------
    Administration expense ratio(18)                4.1%        8.1%     -4.0 pts        2.8%        5.0%     -2.2 pts
   --------------------------------------------------------------------------------------------------------------------
    Total investment results(20)                     6.7         6.5         +3.1        12.5        12.5            -
   --------------------------------------------------------------------------------------------------------------------
    Segment income                                   8.9         0.1         n.m.        16.0         6.1       +162.3
   --------------------------------------------------------------------------------------------------------------------
    Technical result                                 7.6         1.4         n.m.        13.8         8.1        +70.4
   --------------------------------------------------------------------------------------------------------------------
    Retention ratio(21)                            95.5%       93.9%     +1.6 pts       97.0%       96.1%     +0.9 pts
   --------------------------------------------------------------------------------------------------------------------

---------------------
(16) Loss ratio is defined as losses and loss expenses divided by net premiums earned.

(17) Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(18) Administration   expense   ratio  is   defined  as  other   operating   and
     administration expenses divided by net premiums written.

(19) Combined ratio is defined as loss ratio (to net premiums earned) plus acquisition costs ratio (to net premiums earned) plus administration expense ratio (to net premiums written).

(20) Total investment results are defined as net investment income plus net realized capital gains (losses).

(21) Retention ratio is defined as net premiums written divided by gross premiums written.



  --------------------------------------------------------------------------------------------------------------------
    Segments                                  Three months ended      Change        Six months ended        Change
    (Unaudited)                                    June 30,                             June 30,
    In USD million, unless noted              2006         2005         (%)         2006         2005         (%)
  -----------------------------------------                                                              -------------
    Run-Off
  --------------------------------------------------------------------------------------------------------------------
    Gross premiums written                       7.2          5.6       +28.6           15.5         39.0       -60.3
  --------------------------------------------------------------------------------------------------------------------
    Net premiums written                         7.2          1.5        n.m.           15.5         33.8       -54.1
  --------------------------------------------------------------------------------------------------------------------
    Net premiums earned                          7.2         31.4       -77.1           18.4        104.0       -82.3
  --------------------------------------------------------------------------------------------------------------------
    Total investment results(20)                 9.2         14.6       -37.0           21.4         32.1       -33.3
  --------------------------------------------------------------------------------------------------------------------
    Segment income (loss)                       19.9         -5.5        n.m.           37.6         10.5        n.m.
  --------------------------------------------------------------------------------------------------------------------

    Corporate Center
  --------------------------------------------------------------------------------------------------------------------
    Other operating and administration           -14.1      -12.0       +17.5          -24.7        -19.2       +28.6
    expenses
  --------------------------------------------------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CONVERIUM HOLDING AG




                                    By:  /s/ Inga Beale
                                         Name:      Inga Beale
                                         Title:     CEO




                                    By:  /s/ Christian Felderer
                                         Name:      Christian Felderer
                                         Title:     General Legal Counsel



Date: August 10, 2006